Exhibit 1

For immediate release
December 15, 2005

Petro-Canada’s 2006 Capital Program: Shifting To Growth

•                  Nearly 90% of capital program focused on delivering profitable growth and improving base business profitability

•                 Short-term decline in upstream production reversed in 2006, with more to come in 2007 and 2008

•                 Downstream investment shifts from regulatory spending to value-adding conversion projects

Calgary – Petro-Canada’s board of directors approved a capital and exploration expenditure program totalling $3.4 billion for 2006, about equal to the program in 2005.

“We are beginning to see the fruits of our building program, with a return to production growth over the next few years and a shift to value-adding conversion projects in our Downstream,” said Ron Brenneman, president and chief executive officer.

The 2006 capital program includes: $1.8 billion directed to growth projects, exploration and new venture developments; $1.0 billion to replace reserves in core areas; $395 million to enhance existing assets and to improve profitability in the base business; and $265 million to comply with new regulations. The 2006 capital expenditure program is expected to be funded from cash flow.

Petro-Canada’s upstream production is expected to be in the range of 425,000 to 450,000 barrels of oil equivalent per day (boe/d) in 2006. Production for the full year 2005 is expected to be 415,000 to 430,000 boe/d, in line with previous guidance. The expected growth in 2006 production is largely due to additional volumes from White Rose, the Syncrude Stage III expansion, De Ruyter start-up and a new well pad at MacKay River.

Brenneman continued, “The 2006 program funds projects in all of our businesses, Upstream and Downstream. With such a broad range of opportunities in our portfolio, we have been able to select those that are most value-adding for next year’s program.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie	Michelle Harries
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3648

www.petro-canada.ca

OUTLOOK – CAPITAL EXPENDITURES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements in this release include, but are not limited to, forecasts relating to oil and gas production levels and capital expenditures.  Further detail regarding the forward-looking information contained herein can be found on page six of this release.

Capital Expenditures By Priorities

In 2006, nearly 90% of the capital program will support delivering profitable growth and improving base business profitability. This is up from nearly 80% in these categories in 2005. The remaining 10% of the 2006 capital program is directed toward complying with regulations and enhancing existing assets. This portion of the program was larger in 2005 primarily due to investments to produce clean burning fuels in the Downstream business.

Capital Investment Priorities	2005 Outlook As at Jul. 26, 2005 (1)	2006 Outlook As at Dec. 15, 2005 (1)	2006 Highlights
(million of dollars)
Regulatory compliance	$630	$265	Producing clean burning diesel fuel
Enhancing existing assets	135	155	Improving reliability at key facilities
Improving base business profitability	150	240	Developing the retail and wholesale marketing networks; de-bottlenecking the lubricants plant; and improving refinery yield
Reserve replacement in core areas	1,110	1,025	Investing for immediate impact across the four upstream businesses
New growth projects	1,035	1,375	Adding future production with medium-term growth projects
Exploration and new ventures for long-term growth	385	375	Investing in exploration activity in Western Canada, International, and the U.S. Rockies; and evaluating new in situ oil sands developments
Total	$3,445	$3,435

Capital Expenditures By Business

Spending will occur across all four upstream business units and in the Downstream business, reflecting quality investment opportunities in each business.

(millions of dollars)	2005 Outlook As at July 26, 2005 (1)		2006 Outlook As at December 15, 2005 (1)
Upstream
North American Natural Gas	$700		$850
East Coast Oil	350		305
Oil Sands	490	(2)	355
International	795		865
Subtotal	2,335		2,375
Downstream
Refining	915		840
Marketing	115		150
Lubricants	50		40
Subtotal	1,080		1,030
Corporate	30		30
Total	$3,445		$3,435

(1)            Effective January 1, 2005, the Company changed the presentation of cash flow in the Consolidated Statement of Cash Flows pursuant to recent interpretations from the United States (U.S.) Securities and Exchange Commission (SEC). Previously, all exploration expenses were classified as investing activities. With the change, general and administrative, and geological and geophysical (including seismic) exploration expenses are treated as a reduction of cash flow from operating activities. Capital expenditures in the table are shown on this basis. The 2005 outlook has been restated to reflect the change in presentation of cash flow, resulting in a decrease in 2005 capital expenditures of $170 million from that previously disclosed in the Q2 2005 Quarterly Report.

(2)            Excludes the initial purchase obligation ($264 million on a discounted basis) in connection with the Company’s acquisition of an interest in the Fort Hills oil sands project. This purchase obligation will be reduced over time by Petro-Canada funding a portion of UTS Energy Corporation’s (UTS) share of the next $2.5 billion of development capital. Petro-Canada’s 2005 estimated expenditures incremental to the initial purchase obligation are included in the outlook. On November 30, 2005, Petro-Canada and UTS finalized agreements with Teck Cominco Limited (Teck Cominco) that allow Teck Cominco to acquire a 15% interest in the Fort Hills oil sands project. Petro-Canada remains the project operator with a 55% interest, with UTS holding a 30% stake. Teck Cominco will pay for their interest by funding $475 million of Petro-Canada’s and UTS’ future capital expenditures.

OUTLOOK – CONSOLIDATED PRODUCTION

Upstream production is expected to average between 425,000 to 450,000 boe/d in 2006. Petro-Canada’s production range is higher than in 2005, primarily due to additional production from White Rose, DeRuyter start-up, the Syncrude Stage III expansion and a new well pad at MacKay River. Factors that may impact production during 2006 include reservoir performance, drilling results, facility reliability, the ramp up of production at White Rose and the successful execution of the turnaround at Terra Nova.

(thousands of boe/d)	2005 Outlook (+/-) As at July 26, 2005	2006 Outlook (+/-) As at December 15, 2005
North American Natural Gas
– Natural gas	113	106
– Liquids	14	14
East Coast Oil	75	94
Oil Sands
– Syncrude	26	34
– MacKay River	21	25
International
– North Africa/Near East	115	113
– Northwest Europe	45	43
– Northern Latin America	12	12
Total	415 - 430	425 - 450

North American Natural Gas

This business continues its shift to unconventional natural gas production, with a target of 50% of its production coming from unconventional production by 2010. North American Natural Gas will also have a stronger focus on exploration in 2006.

The North American Natural Gas business will have a capital program of approximately $850 million in 2006. Approximately $440 million will be used to replace reserves in core areas of Western Canada. Exploration and new ventures investments of about $235 million will be spent to develop longer-term supply opportunities in Western Canada, the U.S. Rockies, and the frontier areas of Alaska and the Mackenzie Delta/Corridor. Spending on new unconventional growth opportunities in the U.S. Rockies and the proposed Gros-Cacouna LNG re-gasification terminal are estimated to be $150 million. Other expenditures, including maintenance of existing assets, will total approximately $25 million.

North American Natural Gas production is expected to decline to 120,000 boe/d, compared with estimates of 127,000 boe/d in 2005. Anticipated natural declines in conventional production in Western Canada will be partially offset by additional U.S. Rockies volumes. In 2006, unconventional gas production is expected to be 25% of production. U.S. Rockies production will double to 100 million cubic feet/day of natural gas equivalent by 2007.

East Coast Oil

In 2006, East Coast Oil capital is focused on: development drilling at Hibernia, Terra Nova and White Rose; improving Terra Nova reliability; and progressing the Hebron project.

The East Coast Oil business will have a $305 million capital program in 2006. It is expected about $275 million will be spent on drilling to replace reserves at Hibernia, Terra Nova and White Rose, and developing Terra Nova’s Far East block. About $30 million will fund growth opportunities such as the Hebron development, and exploration and new ventures.

East Coast Oil production is expected to be 94,000 boe/d, compared with an estimate of 75,000 boe/d in 2005. The 2006 production estimate reflects the ramp up of the White Rose project and a planned 14-day turnaround. At peak production levels, White Rose is expected to contribute 25,000 boe/d to East Coast Oil volumes. Partially offsetting this 2006 production increase will be a 70- to 90-day turnaround at Terra Nova. There is no major turnaround planned for Hibernia in 2006.

Oil Sands

In 2006, Oil Sands moves further toward fully integrated, long-life production with Syncrude’s Stage III expansion, and progress on the Fort Hills project and the MacKay River expansion.

The Oil Sands business has a capital program of about $355 million in 2006. Spending to enhance existing operations, comply with regulations at Syncrude and improve base business profitability at MacKay River is expected to be approximately $135 million. Capital for new growth opportunities of $165 million includes funding the preliminary engineering and design for the Fort Hills project ($125 million) and the Syncrude Stage III expansion ($30 million). Approximately $40 million of exploration and new ventures capital will further evaluate the leases at MacKay River. Investments of $15 million will replace reserves through ongoing pad development at MacKay River.

In 2006, production from the Oil Sands business is expected to be 59,000 boe/d, compared with estimated production of 47,000 boe/d in 2005. Higher production in 2006 is due to the start-up of the Syncrude Stage III expansion and a new well pad at MacKay River. Syncrude’s Stage III expansion is expected to be on-stream by mid-2006 and will increase Petro-Canada’s share of production capacity from 28,000 to 42,000 boe/d. Production will reach this level following a ramp up period of two to three years. A new well pad at MacKay River will contribute to targeted production of 27,000 to 30,000 b/d by late 2006.

International

International is focused on delivering near-term growth projects, primarily in Northwest Europe, and building a portfolio of longer term growth opportunities through exploration and business development activities.

In 2006, the International business has a capital budget of about $865 million. Investment to replace reserves in core areas is expected to be approximately $260 million. About $515 million will be invested in new growth projects, with a focus on bringing on new North Sea projects such as De Ruyter (start-up late 2006), Buzzard (start-up late 2006) and Saxon (start-up late 2007). Approximately $90 million will be allocated to exploration.

Production from the International business is expected to be 168,000 boe/d in 2006, compared with estimated production of 172,000 boe/d in 2005. Lower production in 2006 reflects natural declines in Syria and Northwest Europe. Contributions from new development projects such as De Ruyter (10,000 boe/d), Buzzard (60,000 boe/d) and other projects (L5b-C, Saxon, Hejre and La Ceiba) are expected to reverse the decline and increase volumes to more than 200,000 boe/d in the 2007 to 2010 period.

United Kingdom Tax Regime

On December 5, 2005, the United Kingdom (U.K.) Chancellor of the Exchequer announced proposed changes to the tax regime for oil and gas exploration and production in the U.K. Proposed changes would increase the supplementary corporation tax from 10% to 20% effective January 1, 2006, raising Petro-Canada’s marginal tax rate from 40% to 50%. As a result, Petro-Canada expects to record a non-cash tax expense of approximately $250 million to $300 million in 2006, reflecting higher future income taxes.

Exploration Summary

(millions of dollars)	2006 Exploration and New Ventures	2006 General & Administrative, Geological & Geophysical (including seismic) Exploration Expenses	Total
Western Canada, U.S. Rockies and Oil Sands	$255	$55	$310
International, East Coast Oil, Alaska and Mackenzie Delta/Corridor	120	130	250
Total	$375	$185	$560

Total exploration and new ventures budget of $375 million includes traditional exploration spending of $255 million for Western Canada, the U.S. Rockies and Oil Sands. The balance of Petro-Canada’s exploration budget of $120 million includes exploration spending for International, East Coast Oil, Alaska and the Mackenzie Delta/Corridor, which is managed on a global basis.

The $120 million exploration investment is part of Petro-Canada’s strategy to build a balanced exploration program. This budget excludes $130 million for global general and administrative, and geological and geophysical (including seismic) exploration expenses. These additional expenses are an integral part of Petro-Canada’s exploration program. International spending of about $90 million covers an expected program of 11 wells in the Northwest Europe and North Africa/Near East regions. In addition, a seismic program is focused on Trinidad and the U.K. sector of the North Sea. Spending of $16 million in Alaska and the Mackenzie Delta/Corridor is focused on advancing prospects, pending pipeline decisions. East Coast Oil spending of $14 million will be directed toward bringing add-on prospects up to drill-ready status in the Jeanne D’Arc basin.

Downstream

Downstream capital spending shifts from regulatory requirements to growth during 2006, in particular:  conversion of the Edmonton refinery; expansion of the lubricants plant; and a feasibility study for a Montreal coker.

The Downstream business will have a capital program of about $1,030 million in 2006. The business will invest approximately $245 million in regulatory compliance, primarily to produce clean burning diesel fuel at the Edmonton and Montreal refineries. This work is expected to be completed by mid-2006. Approximately $70 million will be directed to the enhancement of existing operations. This includes reliability and safety improvements at the facilities, as well as product storage and information technology upgrades within the wholesale and retail networks. A further $180 million will be invested to improve the profitability of the Downstream’s base business. This includes continuing to develop the retail and wholesale network, and de-bottlenecking the lubricants plant. The majority of new growth projects funding of $535 million will go toward advancing the Edmonton refinery conversion to run oil sands feedstock by 2008.

Conference Call Details

Petro-Canada will hold a conference call and webcast slide presentation to discuss the 2006 outlook with investors on Thursday, December 15, 2005 at 1630h, Eastern Time. A live webcast of the conference call and slide presentation will be available on Petro-Canada’s website at http://www.petro-canada.ca/eng/investor/9255.htm on December 15 at 1630h Eastern Time. Approximately one hour after the call, a recording of it will be available on the Internet site. Analysts and investors are invited to participate in the call by dialing 1-866-898-9626 or 416-340-2216 at 1625h. Media are invited to participate in the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3168224).

LEGAL NOTICE – FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the U.S. SEC.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable,” or “potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.